Höganäs

Date/Datum: 25 October 2005

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05012167

SUPPL

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

RECEIVED
2005 NOV -1 P 12: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Press release Election Committee and AGM

Bl. 4730

Höganäs

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Re.: Rule 12g3-2(b)
File No. 82-3754

Election Committee and Annual General Meeting

Election Committee

The following persons have been appointed to the election committee:

Ulf G Lindén, the Chairman of the Höganäs Board, Carl-Olof By of Industrivärden, Mikael Garton of SEB Fonder and Henrik Didner of Didner & Gerge Fonder AB.

Annual General Meeting

The Annual General Meeting will take place on Tuesday 25 April 2006 at 15.00 in HB-hallen, Höganäs.

Höganäs 25 October 2005

Ulf G Lindén
Chairman of the Board

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ) Org. No. 556005-0121
Telephone/Telefon +46 42 33 80 00
Telefax +46 42 33 83 60
Telex